29 February 2008
Cascal N.V. Announces Third Quarter 2008
Earnings Conference Call
London — 29 February 2008 — Cascal N.V. (NYSE: HOO) (“Cascal”), the water and wastewater services company, today announced that it will release its financial results for the third quarter ended December 31, 2007, after the close of the market on Monday March 3, 2008.
Stephane Richer, Chief Executive Officer and Steve Hollinshead, Chief Financial Officer, will conduct a conference call to discuss the third quarter 2008 results, which will be simultaneously webcast at 9:30 A.M. Eastern Time / 2:30 P.M. GMT on Tuesday March 4, 2008.
To access the conference call, participants in North America should dial the toll free number +1 866 966 5335, UK participants toll free 0808 109 0700 and International participants +44 203 003 2666. A live webcast of the conference call will be available on our corporate website at www.cascal.co.uk <http://www.cascal.co.uk/>. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary software.
A replay of the call will be available on the Investor Relations page of the Cascal website approximately two hours after the conference call has ended.
For more information please contact:
Steve Hollinshead
Chief Financial Officer
Tel: +44 1306 746080
Email: steve.hollinshead@cascal.co.uk
NOTES TO EDITORS
Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately three million.
This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.